Exhibit 99.2

NOTICE OF MEETING

Annual General and Special Meeting of the Shareholders of Goldcorp

Date:	April 25, 2018

Time:	3:00 p.m. (Vancouver Time)

Place:	Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2017

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP, Independent Registered Public Accounting Firm as auditors and authorize the directors to fix their remuneration

4.	Consider a non-binding advisory resolution on our approach to executive compensation

5.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 12, 2018, our “record date”. Find out how to vote starting on page 6 of the accompanying disclosure document (called a “circular”). You can also read more about us in the circular.

The Board of Directors (“Board”) has, by resolution, fixed 3:00 p.m. (Vancouver Time) on April 23, 2018, or no later than 48 hours before the time of any adjourned or postponed meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment or postponement thereof shall be deposited with our transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

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